Exhibit 99.1

CRH Medical Announces Date for Third Quarter 2015 Results and Conference Call

VANCOUVER, B.C. –October 27, 2015 – CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM), a North American medical company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases, today announced that it plans to release its financial results for the third quarter ended September 30, 2015, at 8:30 am ET on Thursday, October 29, 2015.

A telephone conference call hosted by management to discuss the financial results will be held on Thursday, October 29, 2015 at 10 am ET.

The telephone numbers for the conference call are (877) 291-4570 or (647) 788-4919.

At the call’s completion, an audio replay will be available by calling (800) 585-8367 or (416) 621-4642 and using passcode 67557794. The phone replay will be available until November 12, 2015.

About CRH Medical Corporation:

CRH Medical Corporation is a North American company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company’s product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company’s first product, the CRH O’Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV. CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. CRH also operates a full service anesthesia services division serving the gastroenterology community, which provides anesthesia services for patients undergoing endoscopies and colonoscopies. Performing these procedures under anesthesia makes these procedures more comfortable for patients and allows gastroenterologists to perform more procedures than in the absence of anesthesia. CRH expects to leverage the capabilities it acquired through these gastroenterology anesthesia companies to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company’s goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

For more information, please contact:

David Matousek, Director of Investor Relations
CRH Medical Corporation
800.660.2153 x1030
dmatousek@crhmedcorp.com